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direct dial: 248.723.0347 Timothy E. Kraepel email:TKraepel@howardandhoward.com

                                  March 1, 2005

MICHAEL PRESSMAN
SPECIAL COUNSEL
OFFICE OF MERGERS AND ACQUISITIONS
SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

      RE:   PIONEER RAILCORP
            SCHEDULE 13E-3 FILED NOVEMBER 9, 2004, AS AMENDED JANUARY 11, 2005 FILE NO. 5-47260

            PRELIMINARY SCHEDULE 14A FILED NOVEMBER 9, 2004, AS AMENDED JANUARY 11, 2005 FILE NO. 1-12072

            FORM 10-KSB FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003 FILE NO. 1-12072
            FILED MARCH 18, 2003

            RESPONSE TO SEC COMMENTS

Dear Mr. Pressman:

      Pursuant to the Securities Act of 1934, as amended, and the rules and regulations thereunder, on behalf of our client Pioneer Railcorp, enclosed for filing is Pioneer Railcorp's Amendment No. 2 (the "Amendment") to its Schedule 13E-3 and Schedule 14A submitted herewith for filing, both of which have been marked to show the changes from the previously submitted documents. For ease of reference, we have repeated each of your comments below and our response to each comment follows immediately thereafter. Where it is otherwise unclear, our response also includes a description of where the response to each of the staff's comments may be found in the marked amendment.

MICHAEL PRESSMAN
SPECIAL COUNSEL
OFFICE OF MERGERS AND ACQUISITIONS
March 1, 2005
Page 2

                              RESPONSES TO COMMENTS

Summary Term Sheet, page 7

1. See the second to last bullet point on page 8. Revise the fairness determination of the board of directors to address each group of unaffiliated shareholders.

THE ABOVE-REFERENCED BULLET POINT HAS BEEN REVISED SO THAT THE FAIRNESS DETERMINATION OF THE BOARD ADDRESSES EACH GROUP OF UNAFFILIATED SHAREHOLDERS.

2. Also, in the summary term sheet, please provide the fairness determination of each filing person.

A NEW BULLET POINT HAS BEEN ADDED WHICH NOW INCLUDES THE FAIRNESS DETERMINATION FOR MR. BRENKMAN AND PIONEER MERGER CORPORATION, WHICH IS IN ADDITION TO THE PREVIOUS FAIRNESS DETERMINATION BY PIONEER RAILCORP'S BOARD OF DIRECTORS.

3. Revise the summary term sheet to highlight the information in response to comment 19 and the document to provide further information regarding what shareholders need to do to have their ownership status from street to record, including timing concerns.

THE 12TH BULLET POINT HAS BEEN EXPANDED IN RESPONSE TO THIS COMMENT AND NOW INCLUDES WHAT SHAREHOLDERS NEED TO DO TO HAVE THEIR OWNERSHIP STATUS CHANGED FROM STREET TO RECORD, INCLUDING TIMING CONCERNS.

Preliminary Proxy Materials

Special Factors, page 12

Background of the Merger Proposal, page 12

4. You frequently refer to incurring significant costs as a result of the Sarbanes-Oxley Act and that these costs were a significant factor in your decision to privatize. Please quantify, to the extent practicable, the significant costs to which you refer and also disclose the specific "cost savings and benefits of proceeding with the going private transaction" as discussed by management on June 28, 2004 and September 20, 2004.

THE DISCUSSION ON PAGE 14 UNDER THE SUBCAPTION "BOARD OF DIRECTORS" HAS BEEN EXPANDED TO SET FORTH THE ESTIMATED COST SAVINGS INCLUDING A SPECIFIC BREAKDOWN OF THE ITEMS COMPRISING SUCH EXPENSES AS A RESULT OF THE GOING PRIVATE TRANSACTION.

MICHAEL PRESSMAN
SPECIAL COUNSEL
OFFICE OF MERGERS AND ACQUISITIONS
March 1, 2005
Page 3

5. We note your response to our prior comment 23, but reissue that comment, in part. Revise the fairness section to clarify what consideration the board and each filing person gave to the fact that the merger structure would allow you to cash out the warrant holders and how it was fair to each group of unaffiliated security holders.

THE DISCUSSION UNDER THE CAPTION "RECOMMENDATION OF OUR BOARD OF DIRECTORS" ON PAGE 28 HAS BEEN EXPANDED TO INCLUDE A DISCUSSION THE CONSIDERATION THAT THE BOARD GAVE TO THE FACT THAT THE MERGER STRUCTURE WOULD ALLOW IT TO CASH OUT THE WARRANT HOLDERS AND HOW IT WAS FAIR TO EACH GROUP OF UNAFFILIATED SECURITY HOLDERS. DISCUSSIONS UNDER THE CAPTIONS "POSITION OF PIONEER MERGER CORPORATION AS TO THE FAIRNESS OF THE MERGER" AND "POSITION OF THE COMPANY'S LARGEST SHAREHOLDER, GUY BRENKMAN, AS TO THE FAIRNESS OF THE MERGER" HAVE BEEN SIMILARLY EXPANDED. SEE PAGES 30 AND 31, RESPECTIVELY.

6. Please provide a more specific narrative on the discussions Donnelly Penman had with key management key members. For example, you should provide the material aspects of the discussions relating to the bullet points you list on page 15.

THE DISCUSSION ON PAGE 16 HAS BEEN EXPANDED TO INCLUDE SPECIFIC NARRATIVE ON THE DISCUSSIONS DONNELLY PENMAN HAD WITH KEY MEMBERS OF MANAGEMENT.

Structure of the Merger, page 17

7. We note the revised disclosure in response to comment 27. Also disclose these figures on a per share basis. In addition, it is unclear why you based these amounts on beneficial. ownership. Please advise.

THE AMOUNTS HAVE BEEN RESTATED ON AN "ECONOMIC" AS OPPOSED TO BENEFICIAL OWNERSHIP BASIS AND A SECOND TABLE HAS BEEN ADDED DISCLOSING THE FIGURES ON A PER SHARE BASIS. (SEE PAGE 21.)

Financial Fairness, page 20

8. We note your response to comment 32. With a view toward clarified disclosure, tell us how Donnelly was able to identify specific growth opportunities. For example did members of management provide them with information regarding particular aspects of potential growth or changes in subsidiary operations? If so, it appears this should be disclosed.

THE ABOVE-REFERENCED DISCUSSION HAS BEEN REVISED TO DISCLOSE THAT IN ESTIMATING THE GROWTH OF CERTAIN RAILWAYS, DONNELLY USED GROWTH RATES RANGING FROM 3% TO 6%, BASED ON DONNELLY'S INTERVIEWS OF MANAGEMENT CONCERNING THE INDIVIDUAL DYNAMICS OF THE VARIOUS RAILWAYS WITHIN PIONEER RAILCORP. (SEE PAGE 23.)

MICHAEL PRESSMAN
SPECIAL COUNSEL
OFFICE OF MERGERS AND ACQUISITIONS
March 1, 2005
Page 4

Recommendation of our board of directors, page 22

9. We note your response to our prior comment 36, but reissue the comment because we do not see disclosure addressing what consideration each filing person gave to the fact that management and the board, rather than the special committee, determined the structure of and procedural safeguards necessary for the transaction.

A DISCUSSION HAS BEEN ADDED UNDER THE ABOVE-REFERENCED CAPTION (SEE PAGE 29) AS WELL AS UNDER THE CAPTIONS "BACKGROUND OF THE MERGER" (SEE PAGE 15), "POSITION OF PIONEER MERGER CORPORATION AS TO THE FAIRNESS OF THE MERGER" (SEE PAGE 31), AND "POSITION OF THE COMPANY'S LARGEST SHAREHOLDER, GUY BRENKMAN, AS TO THE FAIRNESS OF THE MERGER" (SEE PAGE 31) ADDRESSING THE CONSIDERATION THAT EACH FILING PERSON GAVE TO THE FACT THAT MANAGEMENT AND THE BOARD, RATHER THAN THE SPECIAL COMMITTEE, DETERMINED THE STRUCTURE OF AND PROCEDURAL SAFEGUARDS NECESSARY FOR THE TRANSACTION.

10. We note your response to our prior comment 37 and the disclosure you added to address the procedural safeguard found in Item 1014(d). Please revise to specifically address the procedural safeguard found in Item 1014(d).

THE DISCUSSION ON PAGE 29 HAS BEEN EXPANDED TO DISCLOSE IN GREATER DETAIL THE RATIONALE FOR NOT USING AN UNAFFILIATED THIRD PARTY FOR NEGOTIATIONS.

Interests of Certain Persons in the Merger, page 29.

11. We note your response to prior comment 42. Revise to clarify that each of the interests you disclose are based on beneficial ownership. Also revise to disclose how the actual or economic interests will change.

THE ABOVE-REFERENCED SECTION HAS BEEN REVISED TO CLARIFY THAT THE INTERESTS DISCLOSED ARE BASED ON BENEFICIAL OWNERSHIP. IN ADDITION, THE SECTION HAS BEEN EXPANDED TO DISCLOSE HOW THE ACTUAL OR ECONOMIC INTERESTS WILL CHANGE. (SEE PAGE 32.)

Position of the Company's Largest Shareholder, Guy Brenkman, as to the Fairness of the Merger, page 29

12. Mr. Brenkman has not provided a fairness determination as to each group of unaffiliated holders since it appears that Mr. Brenkman's statements broadly relate to "shareholders who are not affiliated with Pioneer." Please further revise to have Mr. Brenkman state his belief as to the procedural and substantive fairness to each group of unaffiliated shareholders. See Item 8 to Schedule 13E-3 and Q&A No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981).

MICHAEL PRESSMAN
SPECIAL COUNSEL
OFFICE OF MERGERS AND ACQUISITIONS
March 1, 2005
Page 5

THE ABOVE-REFERENCED SECTION HAS BEEN REVISED TO HAVE MR. BRENKMAN STATE HIS BELIEF AS TO THE PROCEDURAL AND SUBSTANTIVE FAIRNESS TO EACH GROUP OF UNAFFILIATED SHAREHOLDERS IN RESPONSE TO THE FOREGOING COMMENT. (SEE PAGE 31.)

Financing of the Merger, page 30

13. We note your disclosure regarding the financing and that you have filed "Form of Loan Documents" as Exhibit 4 to your Schedule 13E-3. Please advise us supplementally why you believe financing is assured. If you have a commitment letter, please file it as an exhibit to your Schedule 13E-3. If financing is not assured, please disclose that. Refer to prior comments 16 and 43.

THE LOAN DOCUMENTS HAVE BEEN EXECUTED AND APPROXIMATELY $11 MILLION IN LOAN PROCEEDS HAVE BEEN DISBURSED, LEAVING ONLY THE APPROXIMATELY $5 MILLION IN CONNECTION WITH THIS TRANSACTION TO BE DISBURSED. THE DISCUSSION IN THE PRELIMINARY PROXY STATEMENT HAS BEEN REVISED ACCORDINGLY. (SEE PAGE 34.) THE COMPANY IS NOT AWARE OF ANY FORESEEABLE CONDITIONS OR KNOWN UNCERTAINTIES THAT WOULD RESULT IN THE FAILURE TO FINANCE THE MERGER.

14. Since your disclosure currently indicates that you have no arrangements in place in the event that your primary financing plans fall through, please confirm to us whether there are any foreseeable conditions or uncertainties known to you that would result in the failure to finance the merger.

THE COMPANY IS NOT AWARE OF ANY FORESEEABLE CONDITIONS OR KNOWN UNCERTAINTIES THAT WOULD RESULT IN THE FAILURE TO FINANCE THE MERGER.

Pro Forma Effect of the Merger, page 37

15. The weighted average shares outstanding of 4,005,102 presented in the selected pro forma financial data table do not agree with the weighted average shares of 4,047,523 included in footnote (D) of the pro forma consolidated income statements for the year ended and nine months ended December 31, 2003 (page 51) and September 31, 2004 (page 52), respectively. Please revise your filing to correct this discrepancy. In addition, please set forth the weighted average number of shares used to compute the per share data on the face of the pro forma income statements in accordance with Rule 11-02(b)(7) of Regulation S-X.

THE PAGE HAS BEEN REVISED TO REFLECT THE DISCREPANCY AND TO SET FORTH THE WEIGHTED AVERAGE NUMBER OF SHARES USED TO COMPUTE THE PER SHARE DATA. (SEE PAGE 40.)

Voting Securities and Principal Holders thereof, page 42

16. Please revise the table to calculate beneficial ownership as set forth in Rule 13d3(d)(1)(i). ("Any securities not outstanding which are subject to options, warrants, rights or conversion

MICHAEL PRESSMAN
SPECIAL COUNSEL
OFFICE OF MERGERS AND ACQUISITIONS
March 1, 2005
Page 6

      privileges shall be deemed to be outstanding for purposes of computing the percentage of outstanding securities of the class owned by such person, but shall not deemed to be outstanding for the purpose of computing the percentage of the class by any other person.") Also, clarify in the footnotes that all stock options will continue to be outstanding after the merger. Finally revise the table to include all shares beneficially owned as determined by Rule 13d-3. Disclaimers of beneficial ownership do not affect this amount. Revise throughout the document to reflect correct beneficial ownership.

THE BENEFICIAL OWNERSHIP TABLE AND THE BENEFICIAL OWNERSHIP FIGURES THROUGHOUT THE DOCUMENT HAVE BEEN REVISED IN RESPONSE TO THE FOREGOING COMMENT. (SEE PAGE 45.)

Selected Historical Financial Data page 45

17. The notes payable amount of $281,000 as of September 30, 2004 does not agree with the notes payable amount of $218,000 presented on the face of the pro forma consolidated balance sheet on page 48. Please revise your filing to correct this transposition.

THE SELECTED HISTORICAL FINANCIAL DATA PAGE HAS BEEN REVISED TO CORRECT THE TRANSPOSITION OF THE NOTES PAYABLE AMOUNT. (SEE PAGE 49.)

Pro Forma Consolidated Income Statements, page 51

18.   We note your response to prior comment number 51 and pro forma adjustment
      (A) of $150,000 giving effect for the estimated cost savings from no longer being a public company. In addition to being directly attributable to the merger and having a continuing impact, the pro forma adjustments must also be factually supportable. In this regard, please expand your footnote to specifically disclose the type and amount of the costs that you no longer expect to incur as a result of the going private transaction. Your revised footnote should also include the calculation of how you arrived at the pro forma adjustment of $150,000 and basis for the amounts included in the adjustment.

THE FOOTNOTE HAS BEEN REVISED TO SPECIFICALLY DISCLOSE THE TYPE AND AMOUNT OF THE COSTS THAT THE COMPANY NO LONGER EXPECT TO INCUR AS A RESULT OF THE GOING PRIVATE TRANSACTION. THE REVISED FOOTNOTE ALSO INCLUDES THE CALCULATION OF HOW IT ARRIVED AT THE PRO FORMA ADJUSTMENT OF $150,000 AND BASIS FOR THE AMOUNTS INCLUDED IN THE ADJUSTMENT. (SEE PAGES 55 AND 57.)

19. Further, we note the pro forma adjustment (A) for both your pro forma consolidated income statements for the year ended and nine months ended December 31, 2003 and September 30, 2004, respectively, is estimated at $150,000. We would expect the estimated amount for the nine-months ended September 30, 2004 to be less than or prorated accordingly based upon the amount estimated for the year ended December 31, 2003. Please advise or revise your pro forma adjustment on pages 51 and 52, accordingly.

MICHAEL PRESSMAN
SPECIAL COUNSEL
OFFICE OF MERGERS AND ACQUISITIONS
March 1, 2005
Page 7

WHILE MANY OF THE COSTS ARE FRONT-END LOADED BECAUSE THE BULK OF THE ACTIVITY TYPICALLY OCCURS IN THE 1ST QUARTER EACH YEAR IN CONNECTION WITH THE ANNUAL REPORT, FORM 10-KSB, PROXY STATEMENT, AND THE ANNUAL MEETING, THE FIGURES HAVE BEEN ADJUSTED TO PRO-RATE CERTAIN ITEMS TO REFLECT MORE ACCURATELY THE TIMING OF WHEN SUCH COSTS ARE ACTUALLY INCURRED. (SEE PAGE 56.)

Other

20. Please note that we do not have a record of any acknowledgements electronically fled as correspondence on Edgar. As you know, you are required to submit related correspondence and supplemental information on Edgar pursuant to Regulation S-T. Please refer to Rule 101 of Regulation S-T.

THE ABOVE-REFERENCED ACKNOWLEDGEMENTS HAVE BEEN FILED ON EDGAR PURSUANT TO REGULATION S-T.

      In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

      - the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

      - staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the fling; and

      - the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please he advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

                                 VERY TRULY YOURS,

                                 HOWARD & HOWARD ATTORNEYS, P.C.

                                 /s/Timothy E. Kraepel

                                 Timothy E. Kraepel

cc: J. Michael Carr
    Theodore L. Eissfeldt, Esq.